Exhibit 99.1

Aurora Cannabis Announces Breakthrough Discovery of Powdery Mildew Resistant Cultivars

NASDAQ | TSX: ACB

Groundbreaking research at Aurora Coast, Aurora's world-class research and development facility, sets new standard in cannabis science

EDMONTON, AB, March 20, 2025 /CNW/ - Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, is pleased to announce the Company's discovery of a novel source of genetic resistance against powdery mildew, PM2, that provides strong protection against this pathogen in cannabis sativa. The development of this proprietary genetic marker technology, which is now in use in Aurora's breeding program, is set to produce powdery mildew resistant cultivars that will be explored for commercial launch this year.

"This discovery offers a critical solution to a pressing challenge in the cannabis industry worldwide. At Aurora Coast, our state-of-the-art research and development facility, we continuously search for ways to add value to our proprietary cannabis cultivars, and this discovery will lead to new means of managing disease in cannabis production. This success story underscores the impact of our investment in scientific excellence, a commitment that sets Aurora apart from our competitors," says Lana Culley, Vice President of Innovation and International Operations at Aurora.

In the peer reviewed research lead by Jose Celedon, Principal Scientist of Breeding and Genetics at Aurora, in collaboration with researchers at The University of British Columbia, it is noted that, "breeding genetic resistance to economically important crop diseases is the most sustainable strategy for disease management and enhancing agricultural and horticultural productivity, particularly where the application of synthetic pesticides is prohibited" (Seifi, et al.)1. The discovery of PM2 will further the company's mission to enhance the biosecurity of production facilities, reduce production costs, and improve product quality.

As a global medical cannabis company enabled by science, Aurora's dedication to scientific research and innovation has led to remarkable advancements, notably boosting potency and yield. These improvements have overall reduced costs and increased efficiency. This cutting-edge genetic research and development differentiates Aurora from others in the industry, as it aims to surpass traditional breeding limitations, leading to advanced cultivation methods and new market opportunities worldwide.

More information on the scientific discovery of PM2, can be found in the peer reviewed article, here: https://www.frontiersin.org/journals/plant-science/articles/10.3389/fpls.2025.1543229/full

This discovery has also been protected via international patent filings.

About Aurora Cannabis Inc.

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and New Zealand. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information:

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's discovery of a novel source of genetic resistance against powdery mildew and the anticipated benefits to the Company including, but not limited to, the enhancement of the biosecurity of production facilities, reductions in production costs, improvements in product quality and cultivation methods and the creation of new market opportunities worldwide, as well as statements regarding the Company's ongoing dedication to, and investment in, scientific research and innovation.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations (with respect to the Transaction and more generally with respect to future acquisitions), management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 20, 2024 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

__________________
[1]	Seifi, Soren, et al. "Mapping and characterization of a novel powdery mildew resistance locus (PM2) in Cannabis sativa L." bioRxiv (2025). doi:10.3389/2025.1543229.

View original content to download multimedia:https://www.prnewswire.com/news-releases/aurora-cannabis-announces-breakthrough-discovery-of-powdery-mildew-resistant-cultivars-302406045.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2025/20/c3858.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 20-MAR-25